Exhibit 99.1

Hydro One Releases 2014 Second Quarter Financial Results

For Immediate Release – August 14, 2014

Toronto – Hydro One Inc. today released its 2014 second quarter results with net income for the quarter of $115 million and revenues of $1,566 million.

“In July, Hydro One’s acquisition of Norfolk Power received Ontario Energy Board approval. We are pleased to be welcoming new customers and new employees to our Company,” said Carmine Marcello, President and CEO, Hydro One. “We are committed to delivering great service for Norfolk Power’s customers and we remain focused on prudent management, efficient operations and improving the customer experience for everyone we serve.”

We have received the Ontario Energy Board (OEB) approval to acquire Norfolk Power Inc. (Norfolk Power). In addition, we have reached agreements to acquire two more local distribution companies in southwestern Ontario, Woodstock Hydro Holdings Inc. (Woodstock Hydro) and Haldimand County Utilities Inc. (Haldimand Hydro), which are pending OEB approval. The purchase of Norfolk Power, Woodstock Hydro and Haldimand Hydro will grow our Company by approximately 5%. This will make our Company stronger and will help us deliver more efficient service to our customers and our communities.

During the second quarter of 2014, we made capital investments of $380 million to enhance and reinforce our transmission and distribution infrastructure. To improve the reliability of our transmission stations and power lines, we made replacements of several power transformers, including the units at our Trafalgar and Martindale Transmission Stations in the Milton and Sudbury areas, and continued work within our station and lines refurbishment projects and programs, including the Hanmer Transmission Station refurbishment project in the Sudbury area, and a line refurbishment project between the Chats Falls Switching Station and the Havelock Transmission Station. We also replaced over 4,000 end-of-life wood poles to sustain our distribution network.

During the second quarter of 2014, we issued $453 million of notes under our $3 billion Medium-Term Note shelf prospectus, consisting of $103 million floating-rate notes maturing in 2019, and $350 million fixed-rate notes maturing in 2044.

We have focused tremendous energy on improving our customer service processes and policies in the quarter. The rate of our customers now receiving timely bills based on actual consumption has increased from 95% to 98%.

Our net income of $115 million for the second quarter and $355 million for the first six months of 2014 was lower by $53 million, or 32%, in the second quarter, and by $70 million, or 16%, in the first six months of 2014, compared to the same periods in 2013. The reductions in net income were primarily due to higher operation, maintenance and administration costs resulting from increased aging of accounts receivable as a result of a combination of the impact of cold winter weather on customer bills based on increased electricity consumption and prices, as well as our customer service recovery initiatives. The decrease in our net income for the first six months of 2014 was also due to a non-recurring reduction in operation, maintenance and administration costs in the first six months of 2013, due to a reduction to our provision for payments in lieu of property taxes related to transmission stations for the years 1999 to 2012. The increases in operation, maintenance and administration costs were partially offset by higher revenues, primarily due to new OEB-approved 2014 transmission rates and higher distribution energy consumption.

Our capital investments of $676 million for the first six months of 2014 were higher by $55 million, or 9%, compared to the same period in 2013. Within our Transmission Business, the capital investments increased mainly within our transmission sustainment programs to address our aging infrastructure, including significant system and lines investments in order to improve reliability. This also includes the replacement of several end-of-life power transformers, and increased work within our station and lines refurbishment projects and programs, including a project to address the condition of the conductors on the circuit from the Chats Falls Switching Station to the Havelock Transmission Station. Within our Distribution Business, the capital investments decreased primarily due to the Customer Information System phase of our entity-wide information system replacement and improvement project, which was placed into service in May 2013, partially offset by increased work within our Station Refurbishment Program and replacements of meters and end-of-life wood poles.

Our total revenues of $3,330 million for the first six months of 2014 were higher by $355 million, or 12%, compared to the same period in 2013. Our distribution revenues of $2,497 million were $293 million higher primarily due to the recovery of higher purchased power costs of $1,746 million and higher energy consumption, compared to the same period in 2013. Our transmission revenues of $804 million were $63 million higher primarily due to new 2014 OEB-approved transmission rates, as well as increases associated with the OEB’s approval of export service revenues, full disposition of certain transmission regulatory accounts, and ancillary services, compared to the same period in 2013.

Net cash from operating activities was $185 million in the second quarter of 2014. During the quarter, we paid $30 million in dividends to our shareholder, the Province of Ontario, and $21 million in payments in lieu of corporate income taxes to the Ontario Electricity Financial Corporation.

CONSOLIDATED FINANCIAL HIGHLIGHTS AND STATISTICS

	Three months ended June 30				Six months ended June 30
(millions of Canadian dollars)	2014	2013	$ Change	% Change	2014	2013	$ Change	% Change
Revenues	1,566	1,403	163	12	3,330	2,975	355	12
Purchased power	824	684	140	20	1,746	1,482	264	18
Operating costs	515	451	64	14	993	845	148	18
Net income	115	168	(53)	(32)	355	425	(70)	(16)
Net cash from operating activities	185	325	(140)	(43)	334	486	(152)	(31)

Average annual Ontario 60-minute peak demand (MW)[1]	19,403	20,668	(1,265)	(6)	20,757	20,977	(220)	(1)

Distribution – units distributed to customers (TWh)[1]	6.7	6.5	0.2	3	15.4	14.8	0.6	4

[1]	System-related statistics are preliminary.

Hydro One Inc. is a holding company that operates through its subsidiaries in electricity transmission and distribution and telecom businesses. One of its subsidiaries, Hydro One Networks Inc., operates one of the largest transmission and distribution systems in North America. Hydro One Inc. is wholly owned by the Province of Ontario.

Hydro One Inc.’s 2014 Second Quarter Consolidated Financial Statements and Management’s Discussion and Analysis can be accessed through the following link:

www.hydroone.com/financials

For further information, please contact:

Daffyd Roderick	Ali R. Suleman
Director, Corporate Communications	Vice President and Treasurer
416-345-5828	416-345-6126

Hydro One Investor Relations

416-345-6867

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